             As filed with the Securities and Exchange Commission on
                                February 5, 2002
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                (RULE 14d-100)
    Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                             INTIMATE BRANDS, INC.
                           (Name of Subject Company)

                               THE LIMITED, INC.
                                      AND
                       INTIMATE BRANDS HOLDING CO., INC.
                      (Names of Filing Persons--Offerors)

                Class A Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                               -----------------

                                  461156-101
                     (Cusip Number of Class of Securities)

                                Samuel P. Fried
                               The Limited, Inc.
                                P.O. Box 16000
                             Columbus, Ohio 43216
                           Telephone: (614) 415-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                  Copies to:
                               Dennis S. Hersch
                                David L. Caplan
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

           Transaction valuation*             Amount of filing fee**
           ----------------------             ----------------------
             $1,539,613,818.75                     $141,644.47

--------

 * Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $17.25, the average of the high and low prices of Intimate Brands Class A common stock as reported on The New York Stock Exchange on January 29, 2002 and (ii) the maximum number of shares of Class A common stock of Intimate Brands that may be acquired in the exchange offer and merger (including shares outstanding and vested stock options) to which this Tender Offer Statement relates.

** 0.0092% of the Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $141,644.47 Filing Party: The Limited, Inc.
      Form or Registration No.: Form S-4  Date Filed: February 5, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.
   [_] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================

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Items 1 through 11.

   This Tender Offer Statement on Schedule TO is filed by The Limited, Inc., a Delaware corporation ("The Limited"), and Intimate Brands Holding Co., Inc. ("IB Holdings"), a Delaware corporation and a wholly owned subsidiary of The Limited. This Schedule TO relates to the offer by IB Holdings to exchange 1.046 shares of common stock, par value $.50 per share, of The Limited for each outstanding share of Class A common stock, par value $.01 per share (the "Shares"), of Intimate Brands, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Prospectus, dated February 5, 2002 (the "Prospectus"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12.  Exhibits.

  (a)(1) Prospectus dated February 5, 2002 (incorporated by reference from The Limited, Inc.'s Registration Statement on Form S-4 filed on February 5, 2002 (the "Form S-4")).

  (a)(2) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit 99.1 to the Form S-4).

  (a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to
         Exhibit 99.2 to the Form S-4).

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4).

  (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4).

  (a)(6) Form of summary advertisement as published on February 5, 2002 (incorporated by reference to Exhibit 99.5 to the Form S-4).

  (a)(7) Form of Notice to Savings and Retirement Plan Participants (incorporated by reference to Exhibit 99.6 to the Form S-4).

  (a)(8) Form of Notice to Stock Purchase Plan Participants (incorporated by reference to Exhibit 99.7 to the Form S-4).

  (a)(9) Form of Notice to Holders of Intimate Brands Stock Options and Restricted Share Awards (incorporated by reference to Exhibit 99.8 to the Form S-4).

     (b) None.

     (d) None.

     (g) None.

     (h) Tax opinion of Davis Polk & Wardwell (incorporated by reference to the discussion under "Material Federal Income Tax Consequences" included in the Form S-4).

Item 13.  Information Required by Schedule 13e-3.

   Not applicable.

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

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE LIMITED, INC.

                                                     /S/  V. ANN HAILEY
                                          By: _______________________________
                                                Name: V. Ann Hailey
                                               Title: Executive Vice President
                                                      and Chief Financial
                                                      Officer

                                          INTIMATE BRANDS HOLDING CO., INC.

                                                   /S/  V. ANN HAILEY
                                          By: _______________________________
                                                Name: V. Ann Hailey
                                               Title: President

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